UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update to Management Team and New Investor Presentation

On April 1, 2024, Selina Hospitality PLC (the “Company”) issued a press release regarding management changes, a press release regarding a new investor presentation and a new investor presentation, copies of which are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and are available on the Company’s investor relations website at https://investors.selina.com.

The information contained in the investor presentation is being provided as of April 1, 2024, and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements therein to reflect actual results that subsequently may occur unless the Company is required to do so under applicable law.

The information furnished in this Report on Form 6-K, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be set forth expressly by specific reference in such filing.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release regarding management changes issued on April 1, 2024
99.2	Press release regarding new investor presentation issued on April 1, 2024
99.3	Investor presentation issued on April 1, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: April 1, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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